EXHIBIT 99.1

B Communications Announces Standard & Poor’s Credit Rating Affirmed

Ramat Gan, Israel – August 4, 2015 - B Communications Ltd. (NASDAQ and TASE: BCOM) announced today that Standard & Poor’s Ratings Services (“S&P”) has affirmed the Company’s international corporate credit rating of “BB-” with a “Stable” outlook. The Israeli credit rating has affirmed "A" with a stable outlook. In the report, S&P wrote that it expects Bezeq to remain the leader in the Israeli telecommunications market over the next few years. S&P added that Bezeq’s competitive position should enable it to continue paying out 100% of its net income as dividends.

“As the S&P report points out, our controlling stake in Bezeq is a unique and stable asset that B Communications can leverage to create value for shareholders,” said Doron Turgeman, CEO of B Communications. “Bezeq’s dividend policy, which calls for the company to pay out 100% of its net income as dividends, provides us with a steady stream of cash flows that we can use to continue to improve our balance sheet, and when prudent, return to shareholders. Looking ahead, we will continue to take the necessary steps to enhance our credit profile and optimize our capital structure.”

Below is a link to the full report:

http://maya.tase.co.il/bursa/report.asp?report_cd=983409

About B Communications Ltd.

B Communications is a holding company with a controlling interest in Israel’s largest telecommunications provider, Bezeq, The Israel Telecommunication Corp. (TASE: BEZQ). B Communications shares are traded on NASDAQ and the TASE under the symbol “BCOM.” For more information please visit the following Internet sites:

www.bcommunications.co.il

www.ir.bezeq.co.il

www.eurocom.co.il

www.igld.com

Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in B Communications' filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

For further information, please contact:

Idit Cohen – IR Manager

idit@igld.com / Tel: +972-3-924-0000

Investor relations contacts:

ISRAEL

Hadas Friedman- Investor Relations

Hadas@km-ir.co.il / Tel: +972-3-516-7620

INTERNATIONAL

Brad Nelson – KCSA

bnelson@kcsa.com / Tel: +1-212-896-1217